07021858

Morgan

8th March 2007

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

SEC MAIL PROCESSING
RECEIVED
MAR 15 2007
WASH. D.C. 186 SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Paul Andrew Boulton
Company Secretary

PROCESSED
MAR 20 2007
THOMSON
FINANCIAL

Enclosure

3/19

Registered Office as above
Registered in England No 286773

I:\Stock Exchange Announcements\SEC Filing Letter.doc

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:15 08-Mar-07
Number	6323S

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 08 March 2007 it purchased for cancellation from JPMorgan Cazenove Limited 125,000 ordinary shares at an average price of 269.98 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital consists of 288,805,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc is 288,805,142.

The above figure 288,805,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Blocklisting Interim Review
Released	10:30 08-Mar-07
Number	5757S

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

BLOCKLISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 8TH March 2007

1. Name of *applicant*:

The Morgan Crucible Company Plc

2. Name of scheme

THE MORGAN CRUCIBLE EXECUTIVE SHARE OPTION SCHEME 2004

3. Period of return:

From 14/7/06 To 13/12/06

4. Balance under scheme from previous return:

4,182,500

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

NIL

6. Number of *securities* issued/allotted under scheme during period:

NIL

7 Balance under scheme not yet issued/allotted at end of period

4,182,500

8. Number and *class* of *securities* originally listed and the date of admission

4,182,500 ORDINARY SHARES OF 25P EACH
22ND FEBRUARY 2006

9. Total number of *securities* in issue at the end of the period

289,610,142

Name of contact Mr Paul Andrew Boulton

Address of contact Quadrant, 55/57 High Street, Windsor, Berks SL4 1LP

Telephone number of contact 01753 837000

Signed by ......Mr Paul Andrew Boulton, Company Secretary
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ......The Morgan Crucible Company plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

To: The *FSA*

Date: _8th March 2007

1. Name of *applicant*:

The Morgan Crucible Company Plc

2. Name of scheme

THE MORGAN EXECUTIVE SHARE OPTION SCHEME 1995

3. Period of return:

From 14/7/06 To 13/12/06

4. Balance under scheme from previous return:

2,765,618

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

NIL

6. Number of *securities* issued/allotted under scheme during period:

NIL

7 Balance under scheme not yet issued/allotted at end of period

2,765,618

8. Number and *class* of *securities* originally listed and the date of admission

500,000 ORDINARY SHARES OF 25P EACH
23RD MAY 1997
2,265,618 ORDINARY SHARES OF 25P EACH
22ND FEBRUARY 2006

9. Total number of *securities* in issue at the end of the period

289,610,142

Name of contact Mr Paul Andrew Boulton

Address of contact Quadrant, 55/57 High Street, Windsor, Berks SL4 1LP

Telephone number of contact 01753 837000

Signed by ……Mr Paul Andrew Boulton, Company Secretary
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ……The Morgan Crucible Company plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 8th March 2007

1. Name of *applicant*:

The Morgan Crucible Company Plc

2. Name of scheme

SAVINGS RELATED SHARE OPTION SCHEME FOR EMPLOYEES IN GERMANY

3. Period of return:

From 14/7/06 To 13/12/06

4. Balance under scheme from previous return:

412,861

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

NIL

6. Number of *securities* issued/allotted under scheme during period:

2,343

7 Balance under scheme not yet issued/allotted at end of period

410,518

8. Number and *class* of *securities* originally listed and the date of admission

516,919 ORDINARY SHARES OF 25P EACH
24th NOVEMBER 2005

9. Total number of *securities* in issue at the end of the period

289,610,142

Name of contact	Mr Paul Andrew Boulton
Address of contact	Quadrant, 55/57 High Street, Windsor, Berks SL4 1LP
Telephone number of contact	01753 837000

Signed by ...Mr Paul Andrew Boulton, Company Secretary
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ...The Morgan Crucible Company plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

To: The *FSA*

Date: _8th March 2007

1. Name of *applicant*:

The Morgan Crucible Company Plc

2. Name of scheme

THE MORGAN SHARESAVE SCHEME

3. Period of return:

From 14/7/06 To 13/12/06

4. Balance under scheme from previous return:

2,174,708

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

NIL

6. Number of *securities* issued/allotted under scheme during period:

12,959

7 Balance under scheme not yet issued/allotted at end of period

2,161,749

8. Number and *class* of *securities* originally listed and the date of admission

4,854,217 ORDINARY SHARES OF 25P EACH
BETWEEN 21ST NOVEMBER 2005 AND 30TH NOVEMBER 2005

9. Total number of *securities* in issue at the end of the period

289,610,142

Name of contact Mr Paul Andrew Boulton

Address of contact Quadrant, 55/57 High Street, Windsor, Berks SL4 1LP

Telephone number of contact 01753 837000

Signed by ...Mr Paul Andrew Boulton, Company Secretary
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ...The Morgan Crucible Company plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:24 07-Mar-07
Number	5503S

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 07 March 2007 it purchased for cancellation from JPMorgan Cazenove Limited 150,000 ordinary shares at an average price of 269.5887 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital consists of 288,930,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc is 288,930,142.

The above figure 288,930,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:26 06-Mar-07
Number	4537S

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 06 March 2007 it purchased for cancellation from JPMorgan Cazenove Limited 180,000 ordinary shares at an average price of 267.3333 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital consists of 289,080,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc is 289,080,142.

The above figure 289,080,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:04 05-Mar-07
Number	3637S

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 05 March 2007 it purchased for cancellation from JPMorgan Cazenove Limited 200,000 ordinary shares at an average price of 262.4843 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital consists of 289,260,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc is 289,260,142.

The above figure 289,260,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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